Exhibit 3
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Company Registration Number: 199503003D)
(Incorporated in the Republic of Singapore)
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
9 April 2007
To: All holders of Options
Dear Sir/Madam
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES OF STATS ChipPAC Ltd.
1.	We refer to the voluntary conditional cash offer (the “Offer”) by Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) for (a) issued ordinary shares (“Ordinary Shares”) in the share capital of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) and American Depositary Shares of STATS ChipPAC (“ADSs”), each of which represents ten Ordinary Shares, (b) new Ordinary Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion of outstanding convertible notes issued by the Company and (c) new Ordinary Shares unconditionally issued or to be issued pursuant to the valid exercise of the options (each, an “Option”) granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

2.	Unless otherwise defined herein, all terms and references used in this announcement are defined or construed in the Offer to Purchase dated 16 March 2007 which was issued by the Offeror (the “Offer to Purchase”).

3.	You should have received a copy of our letter dated 16 March 2007 setting out the terms of our options proposal in relation to the Options (the “Options Proposal”) and a copy of the Offer to Purchase. We would like to draw your attention to the following matters in respect of the Options Proposal as set out below:

4.	All Options

The Options Proposal is for all Options, including vested and unvested Options.

5.	Withdrawal rights
5.1	Optionholders who have accepted the Options Proposal have the same withdrawal rights as holders of Ordinary Shares, ADSs and Convertible Notes in relation to the Offer. Please refer to “THE OFFER — Section 7. Withdrawal Rights” in the Offer to Purchase for further details.

5.2	For a withdrawal of Options tendered in acceptance of the Options Proposal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Offeror c/o M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 and must specify the name, address and identification card or passport number of the person who tendered the Options to be withdrawn and the number, exercise price and exercise period of the Options to be withdrawn. Any such notice of withdrawal must be signed and executed in the same manner and by the same party in which the Acceptance Letter in respect of which the Options are sought to be withdrawn was executed. Any such submission of a notice of withdrawal as described above shall be conclusive evidence in favour of STSPL, Goldman Sachs (Singapore) Pte. and M & C Services Private Limited of the right of such person to withdraw the said Options and of the title of such person to such Options.
6.	Currency of payment of the Option Price
6.1	Optionholders who accept the Options Proposal will receive the Option Price in the form of a Singapore dollar cheque. Optionholders do not have a right to elect to receive payment of the Option Price in U.S. dollars or any currency other than Singapore dollars.

6.2	If you are not in Singapore, before accepting the Options Proposal, you should consider carefully any exchange rate risk and transaction costs you may incur by receiving a Singapore dollar-denominated check issued from a Singapore bank.

6.3	If you wish to receive payment in U.S. dollars, you may consider exercising your options for Ordinary Shares or ADSs and tendering such Ordinary Shares or ADSs into the Offer, as the Offer for the Ordinary Shares and ADSs permits tendering holders to elect to receive the Offer Price in U.S. dollars. Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option and Option Plan to allot the Ordinary Shares to exercising Optionholders upon exercise of the Options. If Ordinary Shares or ADSs are not received by the exercising Optionholder in sufficient time, the acceptance of the Offer by the exercising Optionholder will be rejected. If you exercise your Options with the intent of accepting the Offer with respect to the underlying Ordinary Shares, and the Offer subsequently lapses or is terminated by the Offeror, you would not be able to rescind your exercise and take back your Options.

6.4	You are advised to read all documents relating to the Offer including the Offer to Purchase because they contain important information.
7.	Options with exercise prices that are in U.S. dollars
7.1	For purposes of determining the Option Price payable for acceptances of the Options Proposal, exercise prices that are denominated in US dollars will be converted to Singapore dollars on a U.S. dollar/Singapore dollar exchange rate on or about the day on which the Options are settled. This means that the Singapore dollar amount you receive in respect of your Options may be less than the amount you expected to receive at the time you accept the Options Proposal.
7.2	Please note that if you hold Options with an exercise price that is denominated in U.S. dollars and wish to accept the Options Proposal in respect of your Options, please indicate only the exercise price of your Options in the original currency in which the Options are granted (U.S. dollars) in the Acceptance Letter.
8.	Deductions or withholding amounts
8.1	Payments made under the Options Proposal may be taxable under the laws of the countries to which Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required. The amount to be withheld will be determined by STATS ChipPAC based on its normal policies and the information that it maintains on behalf of its employees. The Offeror will pay to STATS ChipPAC the amount to be withheld specified by STATS ChipPAC, which will be responsible for paying the withheld amount to the appropriate tax authorities. Accordingly, the Offeror will pay Optionholders, who have accepted the Options Proposal, the Option Price net of any applicable withholding amounts.

8.2	Please note that the Offeror is making settlement of the Option Price in the above manner with a view to assisting STATS ChipPAC with its deduction and withholding tax obligations in respect of the Options and no agreement or undertaking has been made by the Offeror or Goldman Sachs to assume any of STATS ChipPAC’s liability or obligation as an employer in relation to any deduction or withholding taxes which STATS ChipPAC and/or the Optionholders may be subject to in respect of the Options or any of STATS ChipPAC’s and/or the Optionholders’ reporting obligations in respect of the same. Should you have any questions concerning the amounts deducted or withheld under the Options Proposal, please refer to your respective STATS ChipPac office.

8.3	Please note that in certain jurisdictions, Optionholders may be responsible for deductions or withholding taxes in addition to those which may be withheld from the payment of the Option Price. In such jurisdictions, Optionholders may be required to make arrangements with STATS ChipPAC for payment of such amounts.

8.4	We recommend that you consult with your professional tax advisor to obtain further advice regarding the tax consequences of accepting the Options Proposal.
9.	Payment of Option Price
9.1	Unless you are in the People’s Republic of China, the Singapore dollar cheques for the Option Price payable for acceptances of the Options Proposal, net of any withholding amounts, if applicable, will be sent to you at the STATS ChipPAC facility at which you are employed, and not the residential address specified on your acceptance form. STATS ChipPAC will deliver the cheques to you at the STATS ChipPAC facility where you are employed or forward such cheque to you at your address maintained in STATS ChipPAC’s records, as the case may be. If you are no longer employed at STATS ChipPAC, please make arrangements with STATS ChipPAC to ensure proper forwarding of the payment. If you are in the People’s Republic of China, separate arrangements will be made for the payment of the Option Price payable for acceptances of the Options Proposal to you.
10.	As stated in the Options Proposal, the Options Proposal shall remain open for acceptance until 3.30 p.m. Singapore time on Friday, 13 April 2007, or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
11.	Please refer to the Options Proposal and the Offer to Purchase for further details on the terms of the Options Proposal and the Offer and how to accept the Options Proposal or the Offer.

Questions and requests for assistance may be directed to the Financial Adviser in
Singapore at 1800 889-2638 (within Singapore) / +65 6889-2638 (from overseas) (9 a.m. —
6 p.m. Singapore time) or the Information Agent in the United States at +1 800 322-2885
(toll free within the United States, 9 a.m. — 9 p.m. New York City time).
Yours faithfully,
Singapore Technologies Semiconductors Pte Ltd
The directors of the Offeror (including any who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this letter are fair and accurate and that no material facts have been omitted from this letter, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPac), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquires that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this letter.

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